UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Osage Exploration and Development, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68771L107

(CUSIP Number)

James W. Larimore, Esq.

20 North Broadway, Suite 1800

Oklahoma City, Oklahoma 73102

(405) 235-7700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 68771L107

(1)	Names of reporting persons: E. Peter Hoffman, Jr. I.R.S. Identification Nos. of Above Persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,871,741
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,871,741
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,871,741
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11: 8.0%
(14)	Type of reporting person (see instructions): IN

Schedule 13D/A	Page 2 of 4 Pages

This Amendment No. 4 (this “Fourth Amendment”) to Schedule 13D is filed by E. Peter Hoffman, Jr. (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of shares of common stock, par value $.0001 per share (the “Common Stock”), of Osage Exploration and Development, Inc., a Delaware corporation (the “Issuer”). This Fourth Amendment amends the initial statement on Schedule 13D filed by the Reporting Person on July 3, 2008, as previously amended by Amendment Nos. 1, 2 and 3 to Schedule 13D filed by the Reporting Person on April 8, 2011, December 29, 2011 and July 26, 2012, respectively (collectively, the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fourth Amendment.

Item 2.	Identity and Background.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fourth Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fourth Amendment.

Item 4.	Purpose of Transaction.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fourth Amendment.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Fourth Amendment, the Reporting Person is the beneficial owner of 3,871,741 shares of Common Stock, which constitutes 8.0% of the outstanding shares of Common Stock. The beneficial ownership percentage of the Reporting Person is calculated based on 48,394,775 shares of Common Stock outstanding as of August 6, 2012, as reported in the Issuer’s Amended Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on August 17, 2012.

(b) The Reporting Person has sole voting and dispositive power with respect to all of the 3,871,741 shares of Common Stock beneficially owned by him.

(c) In a series of sale transactions on the open market from September 10 through November 9, 2012, the Reporting Person sold a total of 643,184 shares of Common Stock at prices ranging from $0.65 to $1.14 per share.

Schedule 13D/A	Page 3 of 4 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fourth Amendment.

Item 7.	Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2012	/s/ E. Peter Hoffman, Jr.
E. Peter Hoffman, Jr.

Schedule 13D/A	Page 4 of 4 Pages